OMB APPROVAL
OMB NUMBER: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13G


UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.       )*

THE COMMERCE GROUP, INC.
(NAME OF ISSUER)

COMMON STOCK $0.50 PAR VALUE
(TITLE OF CLASS OF SECURITIES)

200641108
(CUSIP NUMBER)

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT
0. (A FEE IS NOT REQUIRED ONLY IF THE FILING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7).

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURE PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).











SEC 1745 (5-87)
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CUSIP NO. 200641108               13G                 PAGE 1 OF 3

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THE COMMERCE GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN
     ID#: 04-6643047

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (A)0
                                                            (B)0

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     MASSACHUSETTS


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.    SOLE VOTING POWER
           3,953,185

     6.    SHARED VOTING POWER
           N/A

     7.    SOLE DISPOSITIVE POWER
           3,953,185

     8.    SHARED DISPOSITIVE POWER
           N/A


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,953,185

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10%

12.  TYPE OF REPORTING PERSON*

     EP
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                                                      PAGE 2 OF 3


ITEM 1.

A.  THE COMMERCE GROUP, INC.
B.  211 MAIN STREET, WEBSTER, MA  01570


ITEM 2.

A.  THE COMMERCE GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN
    ("PLAN").
B.  211 MAIN STREET, WEBSTER, MA  01570.
C.  MASSACHUSETTS.
D.  COMMON STOCK.
E.  CUSIP 200641108


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-
	    1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING
	    IS A:

(F)     EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT
        TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME
        SECURITY ACT OF 1974 OR ENDOWMENT FUND.


ITEM 4.  OWNERSHIP

AT DECEMBER 31, 1996, THE "PLAN" OWNED BENEFICIALLY A TOTAL OF SHARES OF COMMON STOCK OF THE ISSUER, OR APPROXIMATELY 10% OF THE ISSUERS ISSUED AND OUTSTANDING COMMON STOCK. THE "PLAN", ACTING THROUGH ITS TRUSTEES, HAS THE SOLE POWER TO DISPOSE OR DIRECT DISPOSITION OF SUCH SHARES. SHARES WHICH ARE ALLOCATED TO VARIOUS PLAN ACCOUNTS ARE VOTED AS DIRECTED BY THE ACCOUNT HOLDER; UNALLOCATED SHARES AND SHARES AS TO WHICH NO VOTING INSTRUCTIONS HAVE BEEN RECEIVED ARE VOTED BY THE PLAN TRUSTEES.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

ITEM 5 IS NOT APPLICABLE.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON.

ITEM 6 IS NOT APPLICABLE.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY
         THE PARENT HOLDING COMPANY

ITEM 7 IS NOT APPLICABLE.
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                                                     PAGE 3 OF 3



ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP

ITEM 8 IS NOT APPLICABLE.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

ITEM 9 IS NOT APPLICABLE.


ITEM 10.  CERTIFICATION.

BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.



SIGNATURE


AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND
BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT ON BEHALF OF THE COMMERCE GROUP, INC. EMPLOYEE STOCK OWNERSHIP
PLAN IS TRUE, COMPLETE AND CORRECT.


                                          FEBRUARY 7, 1997

                                              DATE


______________________________
                                              SIGNATURE

                              RANDALL V. BECKER, TRUSTEE
                              THE COMMERCE GROUP, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN
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